UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

August 7, 2013

Commission File Number: 001-35408

AVG TECHNOLOGIES N.V.

Gatwickstraat 9-39

1043 GL Amsterdam

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

AVG Technologies N.V. (NYSE: AVG) announced on July 31, 2013 that Mr. Frank Esser has been appointed to its Supervisory Board as a new Independent Supervisory Director, effective immediately.

The company's appointment of Mr. Esser as an Independent Supervisory Director comes as part of a further evolution of its corporate governance framework. Mr. Esser brings to the Board a wealth of relevant experience in the international telecommunications sector, where he has spent the past 20 years building up an in-depth skillset which encompasses product strategy and marketing through to mobile business development. Until recently, Mr. Esser served as Chairman and Chief Executive Officer at SFR, the leading French telecommunications operator.

Mr. Esser, 54, has held previous executive positions at a number of additional telecommunication firms. These include Chief Executive of international telecoms company Mannesmann Eurokom GmbH. Mr. Esser also served as a member of the management board of French listed firm Vivendi, and was a member of the management board of the following subsidiaries of Mannesmann Eurokom: Omnitel, Infostrada, IOL, Telering, SFR, Cegetel, Passo, Ipulsys and EuroVentures.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AVG TECHNOLOGIES N.V.

Date: August 7, 2013	By:	/s/ John Little
Name: John Little
Title: Chief Financial Officer and Managing Director